255 Fiserv Drive Brookfield, WI 53045 www.fiserv.com

May 8, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Kathleen Collins
Rebekah Lindsey

Re:	Fiserv, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K Furnished February 7, 2019
File No. 000-14948

Dear Ms. Collins and Ms. Lindsey:

The Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments by letter, dated April 10, 2019, regarding the above-referenced filings of Fiserv, Inc. We are providing our responses to those comments below. For the Staff’s convenience in reviewing our responses, each comment also has been set forth below.

Form 10-K for Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.

You state that processing and services revenue is primarily generated from account and transaction-based fees. We also note your statement in the fourth quarter 2018 earnings release transcripts that “increased adoption and growing transaction volumes remain important elements of driving high-quality revenue growth.” Tell us whether the volume of transactions processed is used in managing your business, or tell us what other metrics management uses, and include a quantified discussion of such metrics for each period presented in future filings. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:

We use certain transaction and volume-based performance metrics in managing our businesses, particularly in relation to our digital and payment solutions within our Payments segment. These metrics are useful to management in assessing the Company’s operating performance because increases in net sales or revenue generally correlate with increases in the volume of transactions processed.

United States Securities and Exchange Commission

May 8, 2019

Accordingly, we have included a discussion of revenue growth contributions from various businesses within Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) in previous filings. For example, when explaining the drivers of our processing and services revenue growth during 2018 within the Payments segment in our Annual Report on Form 10-K, we stated: “Revenue growth at our card services business contributed approximately 2% and 2.5% in 2018 and 2017, respectively, to the Payments segment revenue growth largely due to increased transaction volumes. Increased volumes also drove revenue growth contributions of 1% in both 2018 and 2017 from our electronic payments business and 1% in 2018 from our biller solutions business.” We believe that discussion at this level of detail within MD&A provides an explanation of the key drivers of change that are frequently referenced in our earnings calls, but at a level of detail that is meaningful to investors and consistent with how management analyzes our financial results.

In addition, in past earnings call discussions, we have referenced individual business unit transaction and volume-based metrics to provide context for our discussion of revenue generation. From a quantitative perspective, the transaction and volume-based metrics are, however, only individual components of the Company’s overall financial results. For example, the high single digit organic debit transaction growth discussed in our fourth quarter 2018 earnings call was only a portion of the 2 percent revenue growth contribution provided by the card services business to the overall 7 percent revenue growth in the Payments segment. Similarly, person-to-person (“P2P”) transaction growth of 44 percent discussed in our fourth quarter 2018 earnings call was only a single component of the overall 1 percent revenue growth contribution from the electronic payments business to Payments segment growth.

We have also referenced a variety of transaction and volume-based metrics in earnings calls as part of a discussion of broader Fiserv strategies. For example, with respect to our discussion of innovative digital and payment solutions, we discussed the following transaction and volume-based growth metrics in relation to our card services, digital channels and electronic payments businesses in our fourth quarter 2018 earnings call:

•	Number of organic debit transactions

•	Mobiliti ASP subscribers

•	Number of P2P payments transactions

These metrics, however, are not material from a qualitative standpoint because even though they are measurable, they are not necessarily individually meaningful to the Company’s overall results. Accordingly, although important elements of revenue growth, transaction and volume-based performance metrics represent only individual components of a particular business unit’s operating results and do not necessarily directly correlate to the overall operating results of the business unit, segment or Company.

Therefore, we believe that reporting qualitative and quantitative information at a business unit level within MD&A provides the information that is required to enable an understanding and evaluation of the Company’s results of operations, and therefore have not disclosed specific individual metrics within MD&A in our previous filings. However, the Company will continue to monitor the significance of these metrics and consider including them in MD&A if they become material to the trend discussion in the future.

United States Securities and Exchange Commission

May 8, 2019

Form 8-K furnished February 7, 2019

Reconciliation of GAAP to Adjusted Net Income and Adjusted Earnings Per Share, page 8

2.

We note that your adjusted net income, adjusted operating income and related margins, and adjusted EPS measures include an adjustment for “amortization of acquisition-related intangibles.” Please tell us how you determined that adjusting for amortization related only to acquisition-related intangibles, rather than all amortization expense, complies with Question 100.04 of the Non-GAAP C&DIs. Also, tell us why you believe this information is useful to investors.

Response:

As noted in the Staff’s comment, the Company’s reconciliation of GAAP to Adjusted Net Income, Adjusted Operating Income and Adjusted Earnings per Share adjusts for the amortization of customer relationships, software/technology and trade name assets acquired in business combinations (“acquired intangible assets”). Based on our evaluation of Question 100.04 of the Non-GAAP C&DIs and Rule 100(b) of Regulation G, we believe that the adjustment to exclude the amortization of acquired intangible assets does not constitute an individually tailored expense recognition method. We note that the amortization of acquired intangible assets is an amount that is disclosed within the footnotes to our consolidated financial statements and therefore is not a financial metric computed on a different accounting basis. Such adjustment has been consistently applied to all acquisitions. Based on these factors, we believe the measure complies with the applicable rules of the Commission.

In response to the Staff’s comment regarding the adjustment of amortization of acquired intangible assets rather than all amortization expense, we note the other amortization amounts disclosed within our consolidated financial statements are comprised of the following amortizable items: contract assets (sales commissions and deferred conversion costs), capitalized and purchased software, and financing costs and debt discounts. We believe other amortization represents expense that is directly attributable to ongoing operations, consistent with our organically grown businesses, and how we internally evaluate the financial results of the Company. We do not adjust for other amortization in our non-GAAP measures because we believe such amounts represent costs that are necessary in operating our business.

We believe that this information is useful to investors because we routinely receive inquiries regarding the comparability of operating results between periods, particularly after an acquisition because the unique facts and circumstances of an acquisition can generate inconsistencies in our operating results. We also receive investor questions regarding the comparability of the Company’s operating results to those of our competitors that grow organically. The exclusion of the acquisition-related intangible asset amortization provides investors with supplemental information that enables more accurate comparisons of our financial results to organic continuing operations and the financial results of less acquisitive peers. Further, the intent of excluding such amounts is to provide investors with the same metrics used by management and our board of directors in evaluating the results of the Company and determining compensation, reinforcing the usefulness and transparency of these metrics to investors. This non-GAAP measure is regularly used by management and the board of directors to understand and evaluate financial results of ongoing business operations, make operating decisions (such as capital allocation) and forecast future periods.

United States Securities and Exchange Commission

May 8, 2019

However, in response to the Staff’s comments, we will expand the disclosure in our future earnings releases as follows:

•	Within the section titled “Use of Non-GAAP Financial Measures”, we will expand our disclosure to include the following additional information:

The Company adjusts its non-GAAP results to exclude amortization of all acquisition-related intangible assets as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions. This adjustment does not exclude the amortization from other assets, which represents expense that is directly attributable to ongoing operations and is included within both the Company’s GAAP and adjusted results. Management believes that the adjustment of acquisition-related intangible asset amortization supplements the GAAP information with a measure that can be used to assess the comparability of operating performance.

•

Within the section titled “Reconciliation of GAAP to Adjusted Net income and Adjusted Earnings Per Share”, we will expand our disclosure to include the following additional information in relation to the line item shown within the excerpt below (added disclosure is shown underlined):

                         Fiserv, Inc.

                         Reconciliation of GAAP to

                         Adjusted Net Income and Adjusted Earnings Per Share

                         (In millions, except per share amounts, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
GAAP income from continuing operations
Adjustments:
Amortization of acquisition-related intangible assets[1]	$43	$42	$163	$159

1

Represents amortization of intangible assets acquired through various acquisitions, including customer relationships, software/technology, and tradenames. This adjustment does not exclude the amortization of other intangible assets such as contract assets (sales commissions and deferred conversion costs), capitalized and purchased software, and financing costs and debt discounts. See additional information on page [•] for an analysis of the Company’s amortization expense.

•	Within the section titled “Full Year Forward-Looking Non-GAAP Financial Measures”, we will expand our disclosure to include the language presented in footnote 1 above.

United States Securities and Exchange Commission

May 8, 2019

•	Within the section titled “Selected Non-GAAP Financial Measures”, we will expand our disclosure to include the following additional information:

(In millions)	Three Months Ended December 31,		Year Ended December 31,
Total Amortization[1]	2018	2017	2018	2017
Acquisition-related intangible assets	$43	$42	$163	$159
Capitalized software	36	32	137	123
Purchased software	12	11	47	44
Financing costs, debt discounts and other	3	2	11	15
Sales commissions	20	—	78	—
Deferred conversion costs	12	3	28	11

Total amortization	$126	$90	$464	$352

1

The Company adjusts its non-GAAP results to exclude amortization of all acquisition-related intangible assets as such amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions (see corresponding adjustment on page [•]). This adjustment does not exclude the amortization, as listed above, from other assets, which represents expense that is directly attributable to ongoing operations and is included within both the Company’s GAAP and adjusted results. Management believes that the adjustment of acquisition-related intangible asset amortization supplements the GAAP information with a measure that can be used to assess the comparability of operating performance. Although the Company excludes amortization from acquisition-related intangible assets from its non-GAAP expenses, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Amortization of intangible assets that relate to past acquisitions will recur in future periods until such intangible assets have been fully amortized. Any future acquisitions may result in the amortization of additional intangible assets.

We believe these additional disclosures would provide useful information to further enhance an investor’s ability to evaluate the Company’s financial results. The Company would maintain the use of its existing non-GAAP metric, allowing investors to view the results of the Company through the eyes of management, while providing additional transparency for investors as to the nature of the adjustments, as well as to which elements of amortization are or are not adjusted. This allows management and investors to consider the ongoing operations of the business, both with and without, such expenses.

*    *    *

United States Securities and Exchange Commission

May 8, 2019

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5000.

Very truly yours,

/s/ Robert W. Hau
Robert W. Hau
Chief Financial Officer and Treasurer

cc:	Kenneth F. Best, Chief Accounting Officer, Fiserv, Inc.
Lynn S. McCreary, Chief Legal Officer, Fiserv, Inc.
John K. Wilson, Foley & Lardner LLP